CUSIP No. 12525D102	Page 1 of 24 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CFS BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12525D102
(CUSIP Number)

Mr. John Wm. Palmer
PL Capital, LLC
20 East Jefferson Avenue
Suite 22
Naperville, IL 60540
(630) 848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP No. 12525D102	Page 2 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 397,734
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 397,734

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 3 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Financial Edge Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 173,500
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 173,500

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 4 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,701
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,701

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 5 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,396
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,396

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,396
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 6 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 816,150
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 816,150

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 7 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 920,331
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 920,331

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,331
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 8 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 174,701
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 174,701

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,701
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 12525D102	Page 9 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 1,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 990,851
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 990,851

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,851
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 10 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 3,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 1,001,151
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 1,001,151

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 11 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beth Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,300
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 10,300

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 12 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Irving A. Smokler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 70,520
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 70,520

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 12525D102	Page 13 of 24 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Rose Trading Estonia OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Estonia

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 70,520
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 70,520

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[X]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 12525D102	Page 14 of 24 Pages

Item 1.	Security and Issuer

        This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of CFS Bancorp, Inc. (the “Company” or “CFS Bancorp”). The address of the principal executive offices of the Company is 707 Ridge Road, Munster, IN 46321.

Item 2.	Identity and Background

        This amended Schedule 13D is being filed jointly by the parties identified below. All of the filers of this Schedule 13D are collectively the “PL Capital Group.” The joint filing agreement of the members of the PL Capital Group is attached to Amendment No. 1 to the Schedule 13D as Exhibit 1.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and investment adviser to separate accounts held by Red Rose Trading Estonia OU (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and as individuals

•	Beth Lashley, spouse of Richard Lashley, as an individual

•	Red Rose Trading Estonia OU, an Estonian company (“Red Rose”)

•	Irving A. Smokler, principal of Red Rose

        (a)-(c)        This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and investment adviser to separate accounts held by Red Rose;

CUSIP No. 12525D102	Page 15 of 24 Pages

(2)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP;

(4)	shares of Common Stock held in the name of Mr. Palmer as an individual; and

(5)	shares of Common Stock held in the name of Mr. Lashley as an individual, as well as held jointly in the name of Mr. Lashley and Beth Lashley.

        This statement is filed by Dr. Irving Smokler with respect to the shares of Common Stock beneficially owned by Red Rose.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Beth Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments. Beth Lashley is the spouse of Richard Lashley and is currently not employed.

        The business address of Red Rose and Dr. Irving Smokler is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. Red Rose is engaged in various investment activities.

        The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.

        (d)        During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 12525D102	Page 16 of 24 Pages

        (f)        All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

        In aggregate, the PL Capital Group owns 1,005,151 shares of Common Stock of the Company acquired at an aggregate cost of $3,188,288.

        The amount of funds expended by Financial Edge Fund to acquire the 397,734 shares of Common Stock it holds in its name is $1,283,753. Such funds were provided from Financial Edge Fund’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

        The amount of funds expended by Financial Edge Strategic to acquire the 173,500 shares of Common Stock it holds in its name is $565,368. Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

        The amount of funds expended by Goodbody/PL LP to acquire the 174,701 shares of Common Stock it holds in its name is $569,270. Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

        The amount of funds expended by Focused Fund to acquire the 174,396 shares of Common Stock it holds in its name is $555,250. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 1,000 shares of Common Stock he holds in his name is $11,846. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 3,000 shares of Common Stock he holds individually in his name is $9,668. Such funds were provided from Mr. Lashley’s personal funds.

        The amount of funds expended by Richard and Beth Lashley to acquire the 10,300 shares of Common Stock they hold jointly is $33,840. Such funds were provided from Mr. and Mrs. Lashley’s personal funds.

        The amount of funds expended by Red Rose to acquire the 70,520 shares of Common Stock it holds in its name is $159,292. Such funds were provided from Red Rose’s available capital and from time to time from margin loans provided by BNP Paribas.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock other than Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

CUSIP No. 12525D102	Page 17 of 24 Pages

Item 4.	Purpose of Transaction

        This is the PL Capital Group’s second amendment to its initial Schedule 13D filing. The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.

        The PL Capital Group plans to ask management of the Company what their operating and strategic plans are for, among other things: (1) managing its holdings of loan participations and syndications, (2) managing other credit risks in the current economic downturn, and (3) maximizing the value of the Common Stock.

        On March 25, 2009, the PL Capital Group sent a notice of shareholder derivative demand to the Company’s board of directors. A copy of the letter is attached to Amendment No. 1 to the Schedule 13D as Exhibit 2. On April 13, 2009, the PL Capital Group sent a follow-up letter to the Company’s board of directors stressing the importance of taking prompt action with respect to the derivative demand. A copy of the letter is attached to Amendment No. 2 to the Schedule 13D as Exhibit 3.

        On April 28, 2009, representatives of the PL Capital Group attended the annual meeting of the Company. At that meeting shareholders were not given a public forum to ask questions or make comments during the meeting which then prompted the PL Capital Group to issue a press release. A copy of the press release is attached to Amendment No. 2 to the Schedule 13D as Exhibit 4. Additionally, on May 4, 2009, in an effort to have questions answered that the PL Capital Group had planned to ask at the annual meeting, the PL Capital Group sent a letter to the Company’s board of directors and issued a press release. A copy of the letter and press release are attached to Amendment No. 2 to the Schedule 13D as Exhibit 5 and 6, respectively.

        On May 11, 2009, the lead independent director of the Company’s board of directors sent a letter to Mr. Palmer in response to Mr. Palmer’s correspondence with the Company. A copy of the letter is attached hereto as Exhibit 7. Mr. Palmer responded to the lead independent director in a letter dated May 14, 2009. A copy of the letter is attached hereto as Exhibit 8.

        On May 15, 2009, Mr. Lashley submitted notice to the Company of his intent to nominate Mr. Palmer as a nominee for election as a director at the Company’s 2010 Annual Shareholder Meeting. A copy of the nomination letter is attached hereto as Exhibit 9.

        Members of the PL Capital Group may make further purchases of shares of Common Stock. Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 12525D102	Page 18 of 24 Pages

Item 5.	Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon 10,722,643 outstanding shares of Common Stock. This is the number of shares of Common Stock that the Company reported as outstanding as of April 30, 2009 in its Quarterly Report on Form 10-Q, which was filed with Securities and Exchange Commission on May 4, 2009. The PL Capital Group’s transactions in the Common Stock since it filed its Amendment No. 2 to this Schedule 13D on May 7, 2009 are as follows:

(A)	Financial Edge Fund

        (a)-(b)        See cover page.

        (c)        Financial Edge Fund has made no purchases or sales since the last filing on May 7, 2009.

        (d)        Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

        (a)-(b)        See cover page.

        (c)        Financial Edge Strategic has made no purchases or sales since the last filing on May 7, 2009.

        (d)        Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Goodbody/PL LP

        (a)-(b)        See cover page.

        (c)        Goodbody/PL LP has made no purchases or sales since the last filing on May 7, 2009.

        (d)        Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	Focused Fund

        (a)-(b)        See cover page.

CUSIP No. 12525D102	Page 19 of 24 Pages

        (c)        Focused Fund has made no purchases or sales since the last filing on May 7, 2009.

        (d)        PL Capital is the general partner of Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)	PL Capital

        (a)-(b)        See cover page.

        (c)        PL Capital has made no purchases or sales of Common Stock directly.

        (d)        PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment adviser for separate accounts held by Red Rose. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose.

(F)	PL Capital Advisors

        (a)-(b)        See cover page.

        (c)        PL Capital Advisors has made no purchases or sales of Common Stock directly.

        (d)        PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund. Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)	Goodbody/PL LLC

        (a)-(b)        See cover page.

        (c)        Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

        (d)        Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)	Mr. John W. Palmer

        (a)-(b)        See cover page.

        (c)        Mr. Palmer has made no purchases or sales since the last filing on May 7, 2009.

CUSIP No. 12525D102	Page 20 of 24 Pages

(I)	Mr. Richard J. Lashley

        (a)-(b)        See cover page.

        (c)        Mr. Lashley has made no purchases or sales since the last filing on May 7, 2009.

(J)	Mr. Richard J. Lashley and Mrs. Beth Lashley

        (a)-(b)        See cover page.

        (c)        The Lashley’s have made no purchases or sales since the last filing on May 7, 2009.

        (d)        Beth Lashley is the spouse of Richard Lashley. Therefore, Beth Lashley may be deemed to share with Richard Lashley voting and dispositive power with regard to the shares of Common Stock held jointly with Richard Lashley.

(K)	Red Rose

        (a)-(b)        See cover page.

        (c)        Red Rose has made the following purchase since May 7, 2009:

Date	Number of Shares Purchased	Price Per Share	Total Cost
5/14/09	900	$3.55	$3,442

        (d)        Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

(L)	Dr. Irving A. Smokler

        (a)-(b)        See cover page.

        (c)        Dr. Smokler has made no purchases or sales of Common Stock directly.

        (d)        Dr. Irving Smokler is deemed to share voting and dispositive power with regard to the shares of Common Stock held by Red Rose.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Red Rose: PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP: Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 12525D102	Page 21 of 24 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement.*
2	Letter from John Palmer to Board of Directors dated March 25, 2009*
3	Letter from John Palmer to Board of Directors dated April 13, 2009*
4	Press release dated April 29, 2009*
5	Letter from John Palmer to Board of Directors dated May 4, 2009*
6	Press release dated May 4, 2009*
7	Letter from Lead Independent Director to John Palmer dated May 11, 2009
8	Letter from John Palmer to Lead Independent Director dated May 14, 2009
9	Notice of Intent to Nominate from Richard Lashley to Board of Directors dated May 14, 2009

*Previously filed.

CUSIP No. 12525D102	Page 22 of 24 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2009

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 12525D102	Page 23 of 24 Pages

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 12525D102	Page 24 of 24 Pages

RED ROSE TRADING ESTONIA OU
By: /s/ Irving A. Smokler
Irving A. Smokler
Principal

By:	/s/ John W. Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley

By:	/s/ Beth Lashley
Beth Lashley

By:	/s/ Irving A. Smokler
Irving A. Smokler

Exhibit 7

May 11, 2009

Mr. John Palmer, Principal
PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Dear Mr. Palmer:

Identified, reported and explained.

Your letters to the Company and its Board are duly noted, and you are certainly entitled to your opinion. It would be in the best interests of all shareholders, however, if your approach was more informed and constructive.

The appropriate topics you raise either by comment or question have each been identified, reported and explained by the Company.

Yes, non-performing loans are too high and they have a decidedly negative impact on financial performance. That is why their reduction has been clearly and repeatedly expressed as our top priority. The soundness of healthy capital levels and their related dividend reductions have been similarly addressed.

The Company’s opting out of TARP funds in late 2008, along with the entire year’s performance versus industry-wide benchmarks have been exhaustively reviewed. First quarter 2009 performance and our full year challenges, priorities and strategies have been identified, reported and explained.

In fact, there is not an appropriate topic you have raised which has not been identified, reported and explained in full by the Company on a timely basis respecting all regulatory requirements to which the Company adheres.

As to the Annual Meeting which you and approximately 100 other shareholders and guests attended, the Company firmly believes that it was in total and welcome compliance with all regulations, including NASDAQ rules. The question and answer portion was a particular success, with nearly two hours of shareholder/management/board interaction face-to-face. Indeed, more questions were asked by, and more discussions were had with, more shareholders than the Company has experienced in the past ten Annual Meetings combined. Given 2008 results and the condition of the economy, many of these questions were difficult but each was addressed. And the vast majority of meeting format comments by shareholders were very positive. I note that you personally participated in this, and am sorry that you were “shocked,” though you did not appear so when we talked.

The Company and its Board welcomes reasoned, accurate and constructive dialog with all shareholders. Inflammatory remarks and bemoaning the impact of hard economic times in hindsight do little to improve future performance. And to the extent that these expensively divert Company resources from real marketplace challenges they do a clear disservice to all shareholders.

Sincerely,

/s/ Gregory W. Blaine Gregory W. Blaine Lead Independent Director

Cc:	NASDAQ Office of Thrift Supervision, Washington, D.C. Office of Thrift Supervision, Chicago, IL

Exhibit 8

May 14, 2009

Mr. Gregory W. Blaine
Lead Independent Director
The Board of Directors of
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

Dear Mr. Blaine:

I am in receipt of your letter dated May 11, 2009. We are pleased to read in your letter that the Company and its Board welcomes open and constructive dialogue with all shareholders, and in that regard we look forward to meeting with you and the other independent members of the board to discuss our concerns. Please contact me as soon as possible to arrange a meeting with you and the independent members of the Board.

I am also writing this letter to clarify some misstatements in your letter.

Not Explained

Your claim that the Company has previously “identified, reported and explained” all of the questions and concerns posed in our letter dated May 4, 2009 is pithy, but wrong. The Company has failed to answer any of the 18 questions and additional concerns we posed in our letter of May 4, 2009. We repeat our demand that the Company hold an open meeting where all shareholders and interested parties have a chance to ask questions and express concerns and compliments.

Your letter states that the Company and its board “welcomes reasoned, accurate and constructive dialog (sic) with all shareholders”, yet to date you and the Company have not offered any substantive answers to our questions and concerns.

Failure to Provide Opportunity for Shareholders to Ask Questions as Part of Annual Meeting

With regard to the Annual Meeting format, in your letter you attempt to justify the Company’s failure to allow shareholders to be heard in an open forum during the Annual Meeting by stating that “the vast majority of meeting format comments by shareholders were very positive.” While we applaud management’s willingness to meet one on one with individual shareholders after the Annual Meeting, I can assure you that there were and still are numerous shareholders besides us who were upset at not having an opportunity to ask questions, and listen to other shareholders ask questions, during the Annual Meeting (take a look at the attached post from a local NW Indiana newspaper blog).

We also note that under corporate law the Company had an obligation to conduct the annual shareholder meeting in a manner that was objectively “fair” to shareholders. Shareholders are entitled to take part in the annual meeting, and the fundamental corporate rule is that they are to be treated with fairness and in good faith, which should include allowing shareholders to raise items for discussion at some point in the annual meeting prior to adjournment. Indeed, one court has implied that a shareholder has a “disenfranchisement claim” in instances where a company does not afford shareholders an opportunity to ask questions as part of the shareholder meeting.

Furthermore, as we pointed out in our May 5, 2009 letter, the Company’s actions also appear to be in violation of Nasdaq Rule 6520. Merely saying the Company’s actions were in compliance with Nasdaq rules, as you did in your letter, does not make it so. If the Company was so comfortable with its planned format, please ask yourself why it was necessary to have the Company’s outside counsel blatantly mislead both me and our counsel, Phillip Goldberg of Foley & Lardner LLP, prior to the Annual Meeting. Please also think about Mr. Prisby’s comment to me after the Annual Meeting, in which he attempted to justify the meeting format by saying he did not want the “same situation that occurred in 2005” and that the meeting would “last too long if questions were allowed.”

With regard to your claim that there were “two hours of shareholder/management/board interaction face to face”, all I can say is that I spoke with Director Ross before the Annual Meeting and all he could say in response to my questions and concerns was to repeatedly say that “you should talk to Tom (Prisby) about that.” When you and I spoke directly after the Annual Meeting you were cordial but offered no substantive responses to any of my questions or concerns.

Despite your attempt to justify the Company’s actions, it is clear that this was simply an attempt to avoid public discussion of the Company’s dismal financial performance and weak corporate governance which has occurred under this management team’s and board’s watch. It also appears to be a breach of fiduciary duty to shareholders and a violation of Nasdaq rules on annual meetings.

Serving the Interests of Shareholders

Your letter mischaracterizes our demand for accountability and answers. We are not merely “making inflammatory remarks” or “bemoaning the impact of hard economic times in hindsight” as claimed in your letter. In fact, the Company’s results are significantly worse than can be explained by the economy (for example, the Company has a greater nonperforming asset ratio than 88% of the 1,002 banks and thrifts listed in the SNL Financial database, and the Company’s NPA/asset % is 4x the median for all banks/thrifts in the SNL Financial database; also, in the ten years that the Company has been public it has never achieved a return on equity of 6% or greater).

The PL Capital Group owns 9.5% of the Company. My partner and I are CPA’s with 50 years of combined experience in the banking industry. We invest in banks and thrifts for a living (please feel free to ask us for references from individuals who know us from prior board and other experiences if you would like to better understand us and our approach). You may not like our willingness to publicly advocate for the rights and interests of shareholders and challenge the Company’s management and board, but we are substantive and serious, and more qualified than you and each of the other directors to serve on the board of a bank.

As the Lead Independent Director, we are disappointed that you are defending management’s actions instead of advocating for the rights and interests of all shareholders (including us, the Company’s largest shareholder). Specifically, you and the other independent directors should have taken steps to ensure that the annual shareholder meeting was conducted in a way to provide shareholders with an opportunity to learn more about their Company and to interact with its senior management, as opposed to treating it as an empty formality.

It may be helpful for you to step back, examine your role as Lead Independent Director, and rethink the Company’s whole approach to this. I suggest you and the independent board members engage independent experts in corporate governance to advise you before you allow the management team to further taint your independence. History has shown that companies and boards which deny or avoid discussions of problems are the ones that spend the most time and waste the most money and effort, before losing the battle. Entrenchment is not a viable strategy, as I can assure you that PL Capital and other shareholders will not allow it.

2

As mentioned above, please contact me as soon as possible to arrange a meeting with you and the other independent members of the board to discuss this further. I can be reached at 630-848-1340.

Very truly yours,

/s/ John Palmer

John Palmer Principal

cc:	Mr. Phillip Goldberg, Foley & Lardner, LLP

Attach.

3

Exhibit 9

May 14, 2009

CERTIFIED MAIL RETURN RECEIPT REQUESTED AND OVERNIGHT DELIVERY

Ms. Monica F. Sullivan
Corporate Secretary
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

Re:	Notice of Intent to Nominate Director and Submit Nominee for Election

Dear Ms. Sullivan:

        This letter constitutes a notice of intent by Richard Lashley to nominate one person for election as a director of CFS Bancorp, Inc. (the “Company”) at the 2010 Annual Meeting of Shareholders of the Company, and to submit his nominee for election at such Annual Meeting. This notice is being provided to you pursuant to Section 12 of Article IV and Section 14 of Article V of the Company’s Bylaws. Mr. Lashley owns of record 3,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). Mr. Lashley also beneficially owns an additional 1,000,251 shares of the Common Stock. By the fact of Mr. Lashley’s submission of this notice of intent to nominate and submit his nominee for election, it is his understanding the Company will now generally be obligated under the federal securities laws to file a preliminary proxy statement and form of proxy with the United States Securities and Exchange Commission to allow the Commission to review and comment on such proxy materials.

        Mr. Lashley hereby notifies the Company pursuant to Section 12 of Article IV and Section 14 of Article V of the Company’s Bylaws that he intends to nominate Mr. John W. Palmer for election to the Board of Directors of the Company at the 2010 Annual Meeting of Shareholders of the Company. Enclosed is the written consent of Mr. Palmer to be named in the proxy statement of the PL Capital Group (as defined below) and to serve as a director of the Company if elected. Mr. Lashley represents that he is a holder of record of Common Stock entitled to vote at the 2010 Annual Meeting of Shareholders and intends to appear in person or by proxy at such meeting to nominate Mr. Palmer.

        Set forth below is certain information, including that required by Section 12 of Article IV and Section 14 of Article V of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 12 of Article IV and Section 14 of Article V of the Company’s Bylaws.

(1)	As to proposed nominee:

A.	Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
John W. Palmer	48	PL Capital, LLC	4216 Richwood Court
		20 East Jefferson Avenue	Naperville, IL 60564
		Suite 22
		Naperville, IL 60540

B.	Principal Occupation or Employment

John W. Palmer:	Since January, 1996, Mr. Palmer has been a principal, co-owner and managing member of PL Capital, LLC. PL Capital, LLC is a member of the PL Capital
Group. Prior to forming PL Capital, LLC, Mr. Palmer worked at KPMG Peat
Marwick from 1983 to 1996. Mr. Palmer is a Certified Public Accountant
(Illinois--license status inactive).

C.	Shares Owned Either Beneficially or Of Record

Name of Nominee	Class	Amount
John W. Palmer	Common	990,951*

*Except for 1,000 shares held by Mr. Palmer in street name, all of the above shares are owned beneficially, by virtue of Mr. Palmer’s membership in the PL Capital Group.

D.	Interest of Certain Persons in Matters to be Acted Upon

        Except as otherwise set forth herein, Mr. Palmer is not nor has he been, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        Except as otherwise set forth herein, neither Mr. Palmer nor any of his associates has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

E.	Other Information

Directorships of Other Publicly Owned Companies

        Mr. Palmer is not presently serving as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940.

Material Proceedings Adverse to the Company

        To Mr. Palmer’s knowledge, there are no material proceedings to which Mr. Palmer, or any of his associates, is a party adverse to the Company or any of its subsidiaries, and neither Mr. Palmer nor any of his associates has a material interest adverse to the Company or any of its subsidiaries.

Transactions In Stock of the Company

        The following transactions are the only transactions during the past two years with regard to the Common Stock made by Mr. Palmer and members of the PL Capital Group.

        Financial Edge Strategic Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
10/22/2007	-6912

01/09/2008	-300

03/17/2008	299

07/01/2008	1

07/08/2008	1000

07/09/2008	1200

07/15/2008	2000

07/29/2008	950

09/19/2008	-1247

09/29/2008	-1550

10/02/2008	-2353

10/14/2008	13750

10/31/2008	-13750

12/29/2008	2500

01/16/2009	170000

02/10/2009	1000

        Financial Edge Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
10/22/2007	-18166

01/09/2008	-100

07/01/2008	-100

07/08/2008	2149

07/09/2008	2995

7/10/2008	100

7/15/2008	4000

07/29/2008	1000

8/06/2008	-200

8/12/2008	800

8/15/2008	221

09/29/2008	-4400

10/01/2008	-6665

10/13/2008	600

10/14/2008	27500

10/31/2008	-28100

12/29/2008	5258

01/16/2009	365000

01/21/2009	3046

01/27/2009	5000

01/30/2009	5500

02/10/2009	10000

02/19/2009	1200

02/27/2009	807

03/05/2009	1923

        Goodbody/PL Capital, LP

Transaction Date	Number of Shares (Sold) Purchased
06/13/2007	-200

10/22/2007	-10543

07/08/2008	1200

07/09/2008	1400

07/15/2008	1956

07/29/2008	950

09/29/2008	-2031

10/01/2008	-1444

10/02/2008	-2031

10/14/2008	13750

10/31/2008	-13750

12/29/2008	2500

01/16/2009	171201

02/10/2009	1000

        PL Capital/Focused Fund, LP

Transaction Date	Number of Shares (Sold) Purchased
10/22/2007	-4354

01/16/2009	150000

01/21/2009	2500

01/27/2009	5000

01/30/2009	5000

02/10/2009	10000

03/06/2009	1896

        John W. Palmer

Transaction Date	Number of Shares (Sold) Purchased
06/25/2008	1000

        Richard & Beth Lashley

Transaction Date	Number of Shares (Sold) Purchased
01/27/2009	10300

        Richard Lashley

Transaction Date	Number of Shares (Sold) Purchased
01/23/2009	3000

        Red Rose Trading Estonia OU

Transaction Date	Number of Shares (Sold) Purchased
3/5/2009	52693

3/9/2009	600

3/11/2009	600

3/12/2009	771

3/16/2009	170

3/20/2009	800

3/23/2009	800

4/3/2009	400

4/6/2009	1284

4/7/2009	4000

4/8/2009	6202

4/9/2009	1300

        Certain funds expended to date in the foregoing transactions by members of the PL Capital Group were provided, from time to time, in part by margin account loans from BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”) extended in the ordinary course of business. All purchases of Common Stock made using funds borrowed from BNP Paribas were made in margin transactions on that firm’s usual terms and conditions. All or part of the shares of such Common Stock may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans generally bear interest at a rate based upon the federal funds rate plus an applicable margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this letter, no member of the PL Capital Group has margin loans outstanding except for Financial Edge Fund, Financial Edge Strategic Fund and Goodbody/PL Capital LP.

Arrangements or Understandings with Other Persons

        Mr. Palmer has agreements with the limited partnerships and companies managed and advised by PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, whereby Mr. Palmer is indemnified by the limited partnerships and companies for any liabilities he may incur in connection with his duties, including PL Capital Group’s intended solicitation of proxies for use at the 2010 Annual Meeting of Shareholders of the Company. Those limited partnerships and companies also reimburse Mr. Palmer for any expenses that he reasonably incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2010 Annual Meeting of Shareholders of the Company. To Mr. Palmer’s knowledge, he has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a director or nominee for election as a director of the Company.

        As of the date of this letter, Mr. Palmer has not retained any person to make solicitations or recommendations to shareholders for the purpose of assisting in the election of Mr. Palmer as a director.

Absence of any Family Relationships

        Mr. Palmer does not have any family relationship with any director or officer of the Company.

Absence of Involvement in Certain Legal Proceedings

        To the knowledge of Mr. Palmer, and based on information in his possession:

a. Since January 1, 2004, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against Mr. Palmer, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of Mr. Palmer. In addition, since January 1, 2004, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which he is or was a general partner, or any corporation or business association of which he is or was an executive officer.

b. Mr. Palmer has not been convicted in a criminal proceeding nor has he been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

c. Since January 1, 2004, Mr. Palmer has not been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining (or otherwise limiting) him from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”) or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d. Since January 1, 2004, Mr. Palmer has not been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his right to be engaged in any activity described in clause c. above, or his right to be associated with persons engaged in any such activity.

e. Since January 1, 2004, Mr. Palmer has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (“SEC”) or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

Absence of Certain Transactions

        To the best knowledge of Mr. Palmer, and based on information in his possession, since the beginning of the Company’s last fiscal year, neither Mr. Palmer nor any member of his immediate family has had any direct or indirect material interest in any transaction in which the Company was or is a participant, and neither Mr. Palmer nor any member of his immediate family has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

Section 16 Compliance

        Mr. Palmer is not required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of the Company.

(2)	As to the Nominator:

A.	Name and Record Address

Richard Lashley 2 Trinity Place Warren, NJ 07059

        Mr. Lashley is a member of the “PL Capital Group,” which currently consists of the following persons and entities:

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”).

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”).

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”).

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”).

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”).

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”).

•	PL Capital Advisors, LLC, a Delaware limited liability company and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and the Focused Fund (“PL Capital Advisors”).

•	Beth Lashley, spouse of Richard Lashley, as an individual.

•	Red Rose Trading Estonia OU, an Estonian company (“Red Rose”).

•	Irving A. Smokler, principal of Red Rose.

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC and as individuals.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Advisors, Mr. Lashley and Mr. Palmer is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The home address of Mr. Lashley is 2 Trinity Place, Warren, NJ 07059. The home address of Mr. Palmer is 4216 Richwood Court, Naperville, IL 60564.

        The business address of Red Rose and Dr. Irving Smokler is c/o of Maple Leaf Properties, 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432. Red Rose is engaged in various investment activities.

        The principal employment of Dr. Smokler is as a partner of Maple Leaf Properties, a Michigan co-general partnership, a real estate investment firm with a principal address of 980 N. Federal Highway, Suite 307, Boca Raton, FL 33432.

        No other stockholder other than members of the PL Capital Group is known to Mr. Lashley to be supporting Mr. Lashley as a nominee.

B.	Record and Beneficial Ownership

        Mr. Lashley is the beneficial owner of 3,000 shares of Common Stock and 10,300 shares held jointly with his spouse Beth Lashley. As a member of the PL Capital Group, Mr. Lashley may be deemed to beneficially own an additional 989,951 shares of Common Stock. See Appendix A for the beneficial ownership of the members of the PL Capital Group.

Very truly yours,

/s/ Richard Lashley

Richard Lashley

Appendix A

Member of PL Capital Group	Shares Held Beneficially	Percent of Class	Shares Held By Non-Participant Associates
Richard Lashley	1,003,251 (1)	9.5%	0
2 Trinity Place
Warren, NJ 07059

John W. Palmer	990,951 (2)	9.4%	0
4216 Richwood Court
Naperville, IL 60540

Beth Lashley	10,300	<0.1%	0
2 Trinity Place
Warren, NJ 07059

PL Capital, LLC	815,250	7.7%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

PL Capital Advisors, LLC	920,331	8.7%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Financial Edge Fund, LP	397,734	3.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Financial Edge-Strategic Fund, LP	173,500	3.8%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

PL Capital/Focused Fund, LP	174,396	1.6%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Goodbody/PL Capital, LLC	174,701	1.6%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Goodbody/PL Capital, LP	174,701	1.6%	0
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540

Irving A. Smokler	69,620	0.7%	0
980 N. Federal Highway, Suite 307, Boca
Raton, FL 33432

Red Rose Trading Estonia OU	69,620	0.7%	0
980 N. Federal Highway, Suite 307, Boca
Raton, FL 33432

(1)     Includes 3,000 shares held by Mr. Lashley and 10,300 held jointly with his spouse Beth Lashley.

(2)     Includes 1,000 shares held by Mr. Palmer.

CONSENT OF PROPOSED NOMINEE

        I, John W. Palmer, hereby consent to be named in the proxy statement of the PL Capital Group to be used in connection with its solicitation of proxies from the shareholders of CFS Bancorp, Inc. for use in voting at the 2010 Annual Meeting of Shareholders of CFS Bancorp, Inc. and I hereby consent and agree to serve a director of CFS Bancorp, Inc. if elected at such Annual Meeting.

/s/ John W. Palmer John W. Palmer

Dated: May 14, 2009